Exhibit 12.1

Financial Ratios

Our ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings for the years ended December 31, 2000 through 2004 are set forth in the table below.

	Years Ended December 31,
	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	—	—	—	—	—

The ratio of earnings to fixed charges is computed by dividing “earnings”, by fixed charges. “Earnings” consist of loss from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest. “Earnings” were insufficient to cover fixed charges by $18.8 million, $32.8 million, $48.8 million, $174.1 million and $78.5 million for the years ended December 31, 2000 through 2004, respectively.